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Exhibit 99.3

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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

        We are aware that our report dated 8 May 2003 on our review of interim financial information of Westpac Banking Corporation (the "Company") as of and for the period ended 31 March 2003 and included in the Company's half-year report on Form 6-K for the half-year then ended is incorporated by reference in its Registration Statement dated July 8, 1999.

Yours faithfully

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

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